09055631

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC Mail Processing Section
FEB 25 2009
Washington, DC 110

SEC FILE NUMBER
8-66284

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFFICIAL USE ONLY

WESTBURY GROUP LLC FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

107 John Street 3rd floor
(No. and Street)

Southport	**CT**	**06890**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter E. Spreadbury (203) 256-8147
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hagan & Burns CPA's PC
(Name - if individual, state last. first. middle name)

120 Broadway, Suite 940	**New York**	**NY**	**10271**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e}(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, Peter E. Spreadbury, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westbury Group LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member
Title

Nancy R Tomlinson
Notary Public
My Commission Expires 2/28/2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

WESTBURY GROUP LLC
INDEX
DECEMBER 31, 2008

HAGAN & BURNS
CPA'S, P.C.

120 Broadway
Suite 940
New York, NY 10271

TEL (212) 425-7790
FAX (212) 425-1165
E-mail: lhb@lhbassociates.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Westbury Group LLC

We have audited the accompanying statement of financial condition of Westbury Group LLC (the "Company") as of December 31, 2008, and the related statements of income, changes in members' equity and cash flows for the year then ended, that you are filing pursuant to 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westbury Group LLC as of December 31, 2008, and the results of its income and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Hagan & Burns CPA's PC

Hagan & Burns CPA's P.C.

New York, New York
February 20, 2009

Assets	
Cash	$ 16,876
Prepaid expenses	9,830
Property and equipment - net of accumulated depreciation of $18,875	1,568
Total Assets	$ 28,274
Liabilities And Members' Equity	
Liabilities	
Accrued expenses and other liabilities	$ 10,395
Members' Equity	17,879
Total Liabilities And Members' Equity	$ 28,274

The accompanying notes are an integral part of these financial statements.

WESTBURY GROUP LLC
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2008

Revenue	
Fee income	$ 836,755
Reimbursed expenses	31,168
Other income	3,100
Interest income	14
Total Revenue	871,037
Expenses	
Finders fees	523,990
Other expenses	32,270
Research expenses	28,817
Professional fees	78,482
Insurance	20,078
Occupancy	33,000
Employee compensation and related expense	25,671
Regulatory and registration fees	6,414
Depreciation expense	1,224
Total Expenses	749,946
Net Income	$ 121,091

The accompanying notes are an integral part of these financial statements.

WESTBURY GROUP LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2008

Balance at December 31, 2007	$ 25,915
Net Income	121,091
Distributions to members	(129,127)
Balance at December 31, 2008	$ 17,879

The accompanying notes are an integral part of these financial statements.

Cash Flows From Operating Activities:		
Net income	$	121,091
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation		1,224
Changes in operating assets and liabilities		
Other assets		(7,080)
Accrued liabilities		(105)
Net Cash Provided By Operating Activities		115,130
Cash Flows Used By Financing Activities		
Distributions to members		(129,127)
Net Decrease In Cash		(13,997)
Cash, Beginning Of Year		30,873
Cash, End of Year	$	16,876

Supplemental Disclosures of Cash Flow Information

Cash paid during the year for:		
Interest	$	-0-

The accompanying notes are an integral part of these financial statements.

NOTE 1--Business And Summary Of Significant Accounting Policies

Westbury Group LLC (the "Company") was incorporated under the laws of the state of Connecticut on November 13, 2003. The business purpose of the Company is to engage as a broker/dealer in the private placement of securities. On June 18, 2004, the Company was approved as a member of the FINRA.

As of January 1, 2008, the Company adopted FAS 157 which has no material effect on the financial statements.

The Company, as a broker-dealer, does not carry customer accounts and is exempt from securities and Exchange Rule 15c3-3 under paragraph k (2) (i).

The following is a summary of significant accounting policies followed by the Company:

Accounting Method

Assets, liabilities, income and expenses are recorded on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are recorded at cost and depreciation is computed principally on an accelerated method over one to five years.

NOTE 2--Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $6,481, which was $1,481 in excess of the amount required. The Company's ratio of aggregate indebtedness to net capital was 1.60 to 1 at December 31, 2008.

NOTE 3-- Income Taxes

No provision for income taxes has been made to the Statement of Operations as the Company is taxed as a partnership, a non tax-paying entity for federal income tax purposes.

NOTE 4--Commitments and Contingent Liabilities

At December 31, 2008, the Company is obligated under a lease for office and storage space, which expires on November 30, 2009. The lease provides for increases in operating expenses over base year amounts.

Approximate future minimum annual rental payments under the lease are as follows:

Year Ending December 31	
2009	$ 34,000

Rent expense for the year ended December 31, 2008 approximated $33,000.

NOTE 5--Property and Equipment

Property and equipment at December 31, 2007 are comprised of the following:

Furniture and fixtures	$ 12,775
Machinery and equipment	7,668
	20,443
Less: accumulated depreciation	(18,875)
	$ 1,568

NOTE 6—Related Party Transactions

During the year ending December 31, 2008, the Company paid $81,990 of guarantee payments to partners of the Company which are included in "finders fees" on the statement of income.

Supplementary Information

WESTBURY GROUP LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2008

Net Capital	
Total members' equity	$ 17,879
Deductions and/or charges	
Non-allowable assets	11,398
Net capital before haircuts on securities positions	6,481
Haircuts on securities positions	0
Net Capital	$ 6,481
Aggregate Indebtedness	
Items included in the statement of financial condition	
Accounts payable and accrued liabilities	$ 10,395
Computation Of Basic Net Capital Requirement	
Minimum net capital required	$ 5,000
Ratio: Aggregate indebtedness to net capital	1.60 to 1

Note: There is no material differences between this audited computation of net capital and that included in the Corporation's unaudited December 31, 2008 Part IIA filing.

Reconciliation of Original Focus Report to Amended Filing

Original Net Capital reported	$ 6,481
Audit adjustments to increase non-allowable assets	(9,830)
Audit adjustments to increase net income	36,201
Audit adjustments to decrease capital withdrawals	(26,371)
Amended Net Capital Computation	$ 6,481

HAGAN & BURNS
CPA'S, P.C.

120 Broadway
Suite 940
New York, NY 10271

TEL (212) 425-7790
FAX (212) 425-1165
E-mail: lhb@lhbassociates.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Westbury Group LLC

In planning and performing our audit of the financial statements of Westbury Group LLC (the "Company") as of December 31, 2008, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission")we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve Systems, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, FINRA and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Hagan & Burns CPA's PC

Hagan & Burns CPA's, P.C.

New York, New York
February 20, 2009

WESTBURY GROUP LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2008